Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 16, 2007, except as to Note 17 which is as of March 22, 2007, relating to the financial statements of Baytex Energy Trust and management’s report on the effectiveness of internal control over financial reporting (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement of the financial statements as discussed in Note 17 and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements), appearing in Annual Report on Form 40-F of Baytex Energy Trust for the year ended December 31, 2006.

(signed) "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada
March 22, 2007